Exhibit 23.4

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3ASR and related Prospectus of Vital Energy, Inc. for the registration of senior debt securities, subordinated debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares and warrants of all references to our firm and information from our reserves report as of December 31, 2023, dated August 21, 2024, with respect to estimates of oil and gas reserves and future revenue of Point Energy Partners. We further consent to the reference to our firm under the heading “Experts” in this Registration Statement and related Prospectus.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Eric J. Stevens
Eric J. Stevens, P.E.
President and Chief Operating Officer

Dallas, Texas

March 13, 2025